EXHIBIT 12.1

COMMERCIAL METALS COMPANY AND SUBSIDIARIES CONSOLIDATED

RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands, except ratios)

	Six Months Ended February 28, 2017	Six Months Ended February 29, 2016	Fiscal Years Ended August 31,
			2016	2015	2014	2013	2012
Earnings (loss) from continuing operations before taxes	49,456	50,318	$85,190	$145,975	$164,957	$109,429	$126,010
Less: Net earnings (loss) attributable to noncontrolling interests	—	—	—	—	1	4	6
Capitalized interest amortization	1,031	1,015	2,043	1,191	1,371	2,305	2,341
Fixed charges	35,722	42,257	78,932	93,024	90,242	80,779	81,034
Less: Capitalized interest	(3,720)	(969)	(3,581)	(810)	(563)	(1,004)	(1,339)

Total	82,489	92,621	$162,584	$239,380	$256,006	$191,505	$208,040
Fixed Charges:
Interest expense	29,460	35,898	$65,812	$78,570	$77,600	$69,443	$70,009
Portion of rental expense representative of interest factor	6,263	6,360	13,120	14,454	12,642	11,336	11,025

Total fixed charges	35,723	42,258	$78,932	$93,024	$90,242	$80,779	$81,034
Ratio of earnings to fixed charges	2.31	2.19	2.06	2.57	2.84	2.37	2.57